Mail Stop 4561

July 23, 2007

VIA U.S. MAIL AND FAX (303) 691-0889

Dennis N. Genty
Chief Financial Officer
Birner Dental Management Services, Inc.
3801 East Florida Avenue, Suite 508
Denver, Colorado 80210

   Re: **Birner Dental Management Services, Inc.**
     Form 10-K for Fiscal Year Ended
     December 31, 2006
     Filed April 2, 2007
     File No. 000-23367

Dear Mr. Genty:

  We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity, page 42

1.   We note you have an amount in deferred equity compensation as of December 31, 2006. Under the modified prospective application of SFAS 123(R) such contra-equity accounts should be eliminated upon adoption. Please tell us how you have complied with paragraph 74 of SFAS 123(R).

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Stock-Based Compensation Plans, page 49

2.   We note you include the pro forma disclosures required by SFAS 123. We note you do not include an amount for stock based compensation included in net income for 2005. On page 41, you disclose that $162,060 of deferred equity compensation is included in general and administrative expenses. Please tell us how you have complied with SFAS 123 or tell us why you believe it was not necessary to include this amount.

Exhibits

3.   We note you have not included a consent from your auditors. Please tell us how you have complied with Item 601 of Regulation S-K, or tell us why you believe it was not necessary to include their consent.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief